Exhibit 99.1
Agria Reports Second Quarter 2008 Financial Results
Beijing, China — August 12, 2008 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today announced its financial results for the second quarter ended June 30, 2008.
Revenues for the second quarter of 2008 were RMB 143.3 million (US$20.9 million), as compared to revenues of RMB 160.7 million for the second quarter of 2007. In the second quarter of 2008, gross profit was RMB 64.3 million (US$9.4 million) as compared to RMB 99.8 million in the second quarter of 2007. In the second quarter of 2008, gross margins were 30%, 60% and 51% from the Company’s corn seed, sheep breeding and seedling segments, respectively.
For the second quarter of 2008, net loss was RMB 687.2 million (US$100.2 million) or net loss of RMB 10.87 (US$1.59) per basic and diluted ADS, compared to net income of RMB 92.4 million in same period last year, or net income of RMB 1.85 and RMB 1.84 per basic and diluted ADS respectively. The net loss in the second quarter of 2008 is primarily due to the RMB 702.3 million (US$ 102.4 million) payment by our major shareholder, Brothers Capital Limited, to management of P3A (please refer to our press release dated June 2, 2008; the “P3A Payment”). This payment from our major shareholder, Brothers Capital Limited, to management of P3A resulted in a non-cash charge to Agria. The second quarter also reflects other share-based compensation expense of RMB 10.4 million (US$1.5 million), as well as the impact of recognizing a deferred income tax expense of RMB 13.7 million (US$2.0 million) relating to P3A in the second quarter of 2008, which did not exist in the same period in 2007. Excluding the above mentioned non-cash compensation expenses (the P3A Payment and other share-based compensation), net income for the second quarter of 2008 (non-GAAP) was RMB 25.5 million (US$3.7 million) or net income of RMB 0.40 (US$0.06) per basic and diluted ADS.
The Company had cash and cash equivalents of RMB 1.28 billion (US$187.3 million) as of June 30, 2008.
Kenneth Hua Huang, Agria’s chief executive officer, commented, “We are encouraged with our improved performance as revenue in the second quarter of 2008 came in above prior guidance. As expected, revenue derived from our sheep breeding segment started to rebound in Q2 given the completion of our facility centralization and technology upgrade this past May. We expect continued improvement through the second half of the year as our operation is now geared-up. ”
Business Outlook
Huang, stated, “Per typical seasonality, we expect corn seed sales to be nil in the third quarter with a resumption in sales in the fourth quarter. We are targeting sequential growth through the remainder of the year in sales derived from our sheep breeding segment. Per typical seasonality we would expect sales in our seedling segment to decline in the third quarter compared to the second quarter, followed by an uptick in the fourth quarter. As we look forward, our goal is to maximize company and shareholder value. We are focused on building Agria into one of the agri-solution industry’s leading companies through the development of a strong research and development organization in each of our three business segments, through continued organic growth, the pursuit of acquisitions, and the establishment of the Agria brand in each of our business segments.”

Based on current business conditions, Agria expects to generate total revenues in the range of approximately RMB 76 million (US$11 million) to RMB 80 million (US$11.7 million) for the third quarter of 2008, representing a year-on-year increase, as compared to RMB 73 million in the third quarter of 2007. For the full year 2008, Agria reiterates prior expectations for total revenues in the range of approximately RMB 738 million (US$108 million) to RMB 771 million (US$112 million), representing year-on-year growth in the range by approximately 10% to 15%, respectively. This forecast reflects Agria’s current and preliminary view, which is subject to change, and is expected to be back-end weighted to the fourth quarter due to normal seasonality of the industry as corn seed revenue is typically nil in the third quarter with the major selling season occurring in the fourth quarter.
Convenience Currency Translation
The conversion of RMB into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For the second quarter of 2008, the rate is as of June 30, 2008, which was RMB 6.8591 to US$1.0000. No representation contained herein is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2008, or at any other date. The percentages stated in this press release are calculated based on RMB.
Investor Conference Call / Webcast Details
The dial-in number for the live audio call beginning on August 12, 2008 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. August 12, 2008 in Beijing) is +1-201-689-8560. A live webcast of the conference call will be available on Agria’s website at www.agriacorp.com.
A replay of the call will be available approximately 2 hours after the conclusion of the live call through midnight on August 26, 2008, U.S. Eastern Time (12 p.m., August 27, 2008 in Beijing) by telephone at +1-201-612-7415. To access the replay use conference ID#292551, with account #3055. A webcast replay will also be available at www.agriacorp.com.
About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products. The Company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations China Tel: 133-1130-0320 matt.feng@agriacorp.com	David Pasquale, Senior Vice President U.S. Tel: +914-337-1117 david.pasquale@agriacorp.com

Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures
To supplement our consolidated financial information prepared in accordance with U.S. GAAP, Agria Corporation uses non-GAAP measures of net income and earnings per share and per ADS, which are adjusted to exclude non-cash compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP Measures” set forth at the end of this release.
Agria believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding non-cash compensation expenses that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Agria’s historical performance and liquidity. Agria intends to compute its non-GAAP financial measures using the same consistent method from quarter to quarter. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income and earnings per share and per ADS excluding non-cash compensation expenses is that these non-GAAP measures exclude non-cash compensation charge that has been and may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Agria Corporation
Consolidated Statements of Operations
(In thousands of RMB, except per share and per ADS data)
(Unaudited)

	Three months ended				Six months ended
	30-June		30-June		30-June		30-June
	2007		2008		2007		2008

Revenue:
Corn seeds		40,867		62,989		133,853		164,897
Sheep breeding products		90,851		46,744		110,599		51,211
Seedlings		28,995		33,529		34,955		41,602

Total revenue		160,713		143,262		279,407		257,710

Cost of revenue:
Corn seeds		(27,138)		(44,013)		(80,395)		(105,772)
Sheep breeding products		(24,207)		(18,573)		(30,543)		(27,169)
Seedlings		(9,526)		(16,369)		(10,679)		(17,536)

Total cost of revenue		(60,871)		(78,955)		(121,617)		(150,477)

Gross profit		99,842		64,307		157,790		107,233

Operating expense(Note 1):
Selling expenses		(4,377)		(4,592)		(7,937)		(8,606)
General and administrative expenses		(1,917)		(733,312)		(3,562)		(822,160)
Research and development expenses		(512)		(3,185)		(1,025)		(6,362)

Total operating expenses		(6,806)		(741,089)		(12,524)		(837,128)

Operating profit/(loss)		93,036		(676,782)		145,266		(729,895)
Interest income		71		7,856		150		18,427
Interest expense		(839)		(379)		(2,239)		(831)
Exchange loss		—		(5,083)		—		(10,273)
Other income		174		990		174		993
Other expense		—		(138)		—		(4,329)

Income /(loss) before income tax		92,442		(673,536)		143,351		(725,908)
Income tax		—		(13,655)		—		(19,288)

Net income/(loss)		92,442		(687,191)		143,351		(745,196)

Earnings/(loss) per share:
-Basic	RMB	0.92	RMB	(5.44)	RMB	1.43	RMB	(5.90)
-Diluted	RMB	0.92	RMB	(5.44)	RMB	1.43	RMB	(5.90)

Weighted average number of ordinary shares outstanding:
-Basic		100,000,000		126,400,000		100,000,000		126,400,000
-Diluted		100,237,363		126,400,000		100,119,337		126,400,000

Earnings/(loss) per ADS (Note 2):
-Basic	RMB	1.85	RMB	(10.87)	RMB	2.87	RMB	(11.79)
-Diluted	RMB	1.84	RMB	(10.87)	RMB	2.86	RMB	(11.79)

Note 1:
P3A cash payment included in G&A expense		—		(62,340)		—		(126,992)

Share based compensation expense is included in:
General and administrative expenses		—		(650,280)		—		(658,676)
Research and development expenses		—		(6)		—		(12)
Cost of revenue		—		(75)		—		(156)

Total (Note a)		—		(650,361)		—		(658,844)

Note a: Included in share-based compensation expense is an amount of RMB640,000, which relates to the P3A Payment
Note 2:
Each ADS represents two ordinary shares.

Agria Corporation
Consolidated Statements of Operations
(In thousands of US$, except per share and per ADS data)
(Unaudited)

	Three months ended		Six months ended
	30-June		30-June
	2008		2008

Revenue:
Corn seeds		9,183		24,041
Sheep breeding products		6,815		7,466
Seedlings		4,888		6,065

Total revenue		20,886		37,572

Cost of revenue:
Corn seeds		(6,417)		(15,421)
Sheep breeding products		(2,708)		(3,961)
Seedlings		(2,386)		(2,556)

Total cost of revenue		(11,511)		(21,938)

Gross profit		9,375		15,634

Operating expense (Note 1):
Selling expenses		(669)		(1,255)
General and administrative expenses		(106,911)		(119,864)
Research and development expenses		(464)		(927)

Total operating expenses		(108,044)		(122,046)

Operating loss		(98,669)		(106,412)
Interest income		1,145		2,686
Interest expense		(55)		(121)
Exchange loss		(741)		(1,498)
Other income		144		145
Other expense		(20)		(631)

Loss before income tax		(98,196)		(105,831)
Income tax		(1,991)		(2,812)

Net loss		(100,187)		(108,643)

Loss per share:
-Basic	US$	(0.79)	US$	(0.86)
-Diluted	US$	(0.79)	US$	(0.86)

Weighted average number of ordinary shares outstanding:
-Basic		126,400,000		126,400,000
-Diluted		126,400,000		126,400,000
Loss per ADS (Note 2):
-Basic	US$	(1.59)	US$	(1.72)
-Diluted	US$	(1.59)	US$	(1.72)

Note 1:
P3A cash payment included in G&A expense		(9,089)		(18,514)

Share based compensation expense is included in:
General and administrative expenses		(94,805)		(96,029)
Research and development expenses		(1)		(2)
Cost of revenue		(11)		(23)

Total (Note a)		(94,817)		(96,054)

Note a: Included in share-based compensation expense is an amount of US$93,307, which relates to the P3A Payment.
Note 2:
Each ADS represents two ordinary shares.

Agria Corporation
Reconciliation of Non-GAAP measures
(In thousands of RMB, except per share and per ADS data)
(Unaudited)

	Three months ended				Six months ended
	30-June		30-June		30-June		30-June
	2007		2008		2007		2008

Net income/(loss)		92,442		(687,191)		143,351		(745,196)
Non-cash compensation expense (Note 1)		—		712,701		—		785,836

Non-GAAP net income		92,442		25,510		143,351		40,640

Net income/(loss) per ADS — basic	RMB	1.85	RMB	(10.87)	RMB	2.87	RMB	(11.79)
Net income/(loss) per ADS — diluted	RMB	1.84	RMB	(10.87)	RMB	2.86	RMB	(11.79)

Non-GAAP net income per ADS — basic	RMB	1.85	RMB	0.40	RMB	2.87	RMB	0.64
Non-GAAP net income per ADS — diluted	RMB	1.84	RMB	0.40	RMB	2.86	RMB	0.64

Weighted average shares used in calculating non-GAAP basic net income per ADS		50,000,000		63,200,000		50,000,000		63,200,000
Weighted average shares used in calculating non-GAAP diluted net income per ADS		50,118,682		63,219,482		50,059,669		63,209,741
Agria Corporation
Reconciliation of Non-GAAP measures
(In thousands of US$, except per share and per ADS data)
(Unaudited)

	Three months ended		Six months ended
	30-June		30-June
	2008		2008

Net loss		(100,187)		(108,643)
Non-cash compensation expense (Note 1)		103,906		114,568

Non-GAAP net income		3,719		5,925

Net loss per ADS — basic	US$	(1.59)	US$	(1.72)
Net loss per ADS — diluted	US$	(1.59)	US$	(1.72)

Non-GAAP net income per ADS — basic	US$	0.06	US$	0.09
Non-GAAP net income per ADS — diluted	US$	0.06	US$	0.09

Weighted average shares used in calculating non-GAAP basic net income per ADS		63,200,000		63,200,000

Weighted average shares used in calculating non-GAAP diluted net income per ADS		63,219,482		63,209,741

Note 1: Non-cash compensation in the 3 and 6 month periods of 2008 includes compensation charge of RMB 702,340 (US$102,396) and RMB 766,992 (US$111,821), respectively, related to the P3A Payment.

Note 2: Each ADS represents two common shares.

Agria Corporation
Consolidated Balance Sheets
(In thousands)

	(Audited)	(Audited)	(Unaudited)
	31-Dec	31-Dec	30-June
	2006	2007	2008
	(RMB)	(RMB)	(US$)

ASSETS
Current assets:
Cash and cash equivalents	42,782	1,387,153	187,315
Accounts receivable (net of allowance for doubtful accounts)	156,440	200,757	23,366
Inventories	58,007	59,937	5,013
Prepayments and other current assets	22,584	48,626	8,224
Amounts due from related parties	1,059	557	587

Total current assets	280,872	1,697,030	224,505

Non-current assets:
Property, plant and equipment, net	40,126	65,680	11,494
Investment	205	205	30
Intangible assets, net	74,437	189,499	48,192
Non-current prepayments	—	14,127	1,190
Deferred tax assets	—	529	77
Other assets, net	94,836	104,466	14,545

Total non-current assets	209,604	374,506	75,528

Total assets	490,476	2,071,536	300,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	36,900	15,160	1,283
Long-term bank borrowing, current portion	1,500	—	—
Accounts payable	27,161	9,011	149
Accrued expenses and other liabilities	14,907	31,471	5,633
Deferred revenue	—	1,122	—
Amount due to a shareholder	29,992	—	—
Amounts due to related parties	16,884	212	—

Total current liabilities	127,344	56,976	7,065

Non-current liabilities:
Deferred tax liability	—	157,561	25,783
Amounts due to related parties	8,996	8,792	1,282

Total non-current liabilities	8,996	166,353	27,065

Total liabilities	136,340	223,329	34,130

Shareholders’ equity:
Paid-up capital	—	—	—
Additional paid-in capital	8,098	1,561,933	343,454
Statutory reserves	76,953	76,953	11,352
Accumulated other comprehensive loss	—	(9,421)	(12,150)
Retained earnings / (accumulated loss)	269,085	218,742	(76,753)

Total shareholders’ equity	354,136	1,848,207	265,903

Total liabilities and shareholders’ equity	490,476	2,071,536	300,033